Exhibit 99.1

Sphere 3D Reports Third Quarter 2015 Financial Results

SAN JOSE, Calif. – November 16, 2015 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization, and data management solutions provider, today reported financial results for its third quarter ended September 30, 2015.

“In the third quarter, we have made significant steps in the market toward scaling and driving broad adoption of our Enterprise Cloud infrastructure offerings,” said Eric Kelly, CEO of Sphere 3D. “We sequentially grew revenue despite some partner headwinds. We believe we have positioned the company to drive revenue growth as enterprises shift to using ANY device, on ANY network, on ANY cloud, ANYwhere through our unique cloud-ready technologies like the Glassware 2.0™ platform and SnapServer® / SnapCloud™ products. ”

Third Quarter 2015 Financial Results:

The following financial results for the third quarter of 2015 include contribution from the Overland Storage acquisition for the full three months, and the contribution from the Imation RDX acquisition since August 10th, 2015, which contribution is not reflected in the comparative results for the third quarter of 2014.

Net revenue for the third quarter of 2015 was $18.8 million, compared to $1.5 million for the third quarter of 2014.

Product revenue for the third quarter of 2015 was $16.1 million, compared to $1.3 million for the third quarter of 2014.

Disk systems revenue was $10.1 million, compared to $1.3 million for the third quarter of 2014.

Tape archive product revenue was $6.0 million compared to none for the third quarter of 2014.

Service revenue was $2.7 million, compared to $0.2 million in the third quarter of 2014.

Gross margin for the third quarter of 2015 was 29.2%, compared to 37.1% for the third quarter of 2014. Non-GAAP gross margin for the third quarter of 2015 was 33%. Our methodology for determining non-GAAP gross margin, which excludes the effect of intangible asset amortization from gross profit, is described in the Use of GAAP and Non-GAAP Financial Measures section of this announcement. See also, Non-GAAP Reconciliations” below.

Operating expenses for the third quarter of 2015 were $14.5 million, compared to $4.0 million for the third quarter of 2014.

Share-based compensation expense for the third quarter of 2015 was $2.7 million, compared to $0.8 million for the third quarter of 2014. Depreciation and amortization was $1.8 million in third quarter of 2015, compared to $1.1 million in the third quarter of 2014.

Net loss for the third quarter of 2015 was $10.2 million, or a net loss of $0.26 per share, compared to a net loss of $3.5 million, or a net loss of $0.15 per share, in the third quarter of 2014.

Adjusted EBITDA for the third quarter of 2015 was a net loss of $4.6 million, or a net loss of $0.12 per share, based on 38.7 million weighted average shares outstanding, compared to adjusted EBITDA net loss of $0.9 million, or net loss of $0.04 per share based on 23.6 million weighted average shares outstanding for the third quarter of 2014. Adjusted EBITDA is a non-GAAP measure presented as net loss before interest expense, income taxes, acquisition costs, depreciation and amortization and share-based compensation. For additional information regarding the non- GAAP financial measures discussed in this release, please see “Use of GAAP and Non-GAAP Financial Measures” and "Non-GAAP Reconciliations " below.

Cash and cash equivalents at September 30, 2015 were $5.1 million, compared to $4.3 million at December 31, 2014. The Company had $10.3 million outstanding under its credit facilities ($5.0 million of which is from related parties) and $19.5 million outstanding under its notes from related parties as of September 30, 2015.

Recent Corporate and Business Highlights:

  As was announced on October 15, 2015, Sphere 3D’s Glassware 2.0 powered Exosphere™ on Microsoft Azure, which is its scalable and secure cloud application delivery solution targeted for 10,000 users and above, is now available through direct solutions sales engagement. Also, G-Series Cloud on Azure (powered by Glassware 2.0) is on track for general availability in the Azure Marketplace by the end of November 2015.

  On October 15, 2015, Sphere 3D co-hosted with Microsoft a Worldwide Infopedia webinar where Exosphere, G-Series, and SnapCloud offerings on Azure were presented. Webinar attendees included Microsoft partners, Microsoft salespeople, and end-user customers.

  In October 2015, two planned product deployments over the next three years were announced: 1) Sphere 3D signed a master agreement with iPro to deploy virtualization solutions to over 200 healthcare locations, representing an estimated $13 million over three years if fully implemented, and 2) Sphere 3D partnered with the Region 6 Education Services Center in Texas to offer technology modernization capabilities to over 8,000 public schools, representing an estimated $20 million in revenue from the deployment over the next three years.

  In October 2015, Sphere 3D launched a leasing program to give partners an additional purchasing alternative to offer to its customer base. The program applies to the entire portfolio of Sphere 3D’s on-premise products and is available to Sphere 3D channel partners in North America.

  In November, 2015, Sphere 3D reported that its Board of Directors granted inducement restricted stock units to a total of 11 individuals, for an aggregate 458,000 shares of its common stock. These grants vest over a multi-year vesting period, subject to the grantee’s continued employment with the Company through the applicable vesting date. The RSUs were granted as an inducement material to employment in accordance with NASDAQ Listing Rule 5635 (c)(4).

Use of GAAP and Non-GAAP Financial Measures:

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses Adjusted EBITDA, a non-GAAP financial measure that excludes from the statement of operations the effects of interest expense, income taxes, acquisition costs, depreciation and amortization and share-based compensation. The Company also uses Non-GAAP gross profit and Non-GAAP gross-margin, non-GAAP financial measures that exclude the effect of intangible asset amortization. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the most comparable GAAP measures, which are provided in the attached table after the text of this release.

Investor Conference Call:

Sphere 3D will host an investor conference call today at 8:30 a.m. EST (5:30 a.m. PST) to discuss the Company’s 2015 third quarter financial results. To access the call, dial (844) 268-1747 (Toll Free) or (918) 559-5655 (International) and give the participant pass code 66959540. Participants are asked to call the assigned number approximately 10 minutes before the conference call begins. In addition, a live and archived webcast of the conference call will be available at www.sphere3d.com in the Investor Relations section. A replay of the conference call will also be available via telephone by dialing (855) 859-2056 (Toll Free U.S. and Canada) or +1 (404) 537-3406 (International) and entering replay access code 66959540. The replay will be available beginning approximately two hours after the call and will remain available for one week.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) delivers containerization and virtualization technologies along with data management products that enable workload-optimized solutions. We achieve this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. Sphere 3D’s value proposition is simple and direct—we allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with state of the art storage solutions. Sphere 3D, along with its wholly-owned subsidiaries Overland Storage and Tandberg Data, has a strong portfolio of brands including Glassware 2.0™, SnapCLOUD™, SnapScale®, SnapServer®, V3, RDX®, and NEO®. For more information, visit www.sphere3d.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; any increase in Sphere 3D’s cash needs or our inability to obtain additional debt or equity financing; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Contact:
The Blueshirt Group
Mike Bishop
Tel: +1 415-217-4968
mike@blueshirtgroup.com

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
Net revenue	$18,796	$1,484	$57,296	$4,002
Cost of revenue	13,299	933	40,053	2,228
Gross profit	5,497	551	17,243	1,774

Operating expenses:
Sales and marketing	6,145	1,217	17,255	2,302
Research and development	2,423	-	7,337	-
General and administrative	5,926	2,810 -	17,852	6,630
	14,494	4,027	42,444	8,932
Loss from operations	(8,997)	(3,476)	(25,201)	(7,158)
Interest expense - related party	(798)	-	(2,116)	-
Interest expense	(89)	(97)	(250)	(214)
Other income (expense), net	(348)	117	(882)	87
Loss before income taxes	(10,232)	(3,456)	(28,449)	(7,285)
(Benefit from) provision for income taxes	(2)	-	179	-
Net loss	$(10,230)	$(3,456)	$(28,628)	$(7,285)

Net loss per share:
Basic and diluted	$(0.26)	$(0.15)	$(0.78)	$(0.32)

Shares used in computing net loss per share:
Basic and diluted	38,683	23,567	36,540	22,880

SPHERE 3D CORP.
SELECTED BALANCE SHEETS INFORMATION
(In thousands)

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$5,109	$4,258
Accounts receivable	11,943	15,488
Inventories	11,170	9,936
Other current assets	2,986	2,457
Total current assets	31,208	32,139
Property and equipment, net	4,227	4,427
Intangible assets, net	66,289	73,271
Goodwill	41,755	38,821
Other assets	492	605
Total assets	$143,971	$149,263

LIABILITIES AND EQUITY
Current liabilities	$38,494	$37,051
Long-term debt — related party	19,500	19,500
Long-term deferred tax liabilities	4,332	4,387
Other long-term liabilities	2,550	3,185
Shareholders' equity	79,095	85,140
Total liabilities and equity	$143,971	$149,263

SPHERE 3D CORP.
NON-GAAP RECONCILIATIONS
(In thousands except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Revenue	$18,796	$1,484	$57,296	$4,002

Gross Profit - GAAP	$5,497	$551	$17,243	$1,774
Intangible asset amortization	704	-	1,961	-
Gross Profit - Non -GAAP	$6,201	$551	$19,204	$1,774

Gross Margin Percentages
GAAP	29.2%	37.1%	30.1%	44.3%
Non-GAAP	33.0%	37.1%	33.5%	44.3%

Net loss	$(10,230)	$(3,456)	$(28,628)	$(7,285)
Less:
Interest	887	97	2,366	214
Tax	(2)	-	179	-
Acquisition costs	218	530	218	858
Depreciation and amortization	1,809	1,094	5,737	2,326
Share-based compensation	2,695	792	4,017	2,595
Adjusted EBITDA	$(4,623)	$(943)	$(16,111)	$(1,292)

Net loss per share:
Basic and diluted	$(0.26)	$(0.15)	$(0.78)	$(0.32)

Adjusted Net loss per share:
Basic and diluted	$(0.12)	$(0.04)	$(0.44)	$(0.06)

Shares used in computing net loss and adjusted net loss per share:
Basic and diluted	38,683	23,567	36,540	22,880

Non-GAAP Financial Measures:

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses non-GAAP financial measures that exclude from the statement of operations the effects of interest expense, income taxes, depreciation and amortization, acquisition costs and share-based compensation. These non-GAAP financial measures are non-GAAP gross margin and adjusted EBITDA. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.